                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                             OLYMPIC RESOURCES LTD.
                                (NAME OF ISSUER)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    68162J109
                                 (CUSIP NUMBER)

                               STEVEN A. ANDERSON
                              WHITTIER VENTURES LLC
                              1600 HUNTINGTON DRIVE
                        SOUTH PASADENA, CALIFORNIA 91030
                                 (818) 441-5111
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               SEPTEMBER 10, 2003
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 68162J109               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            WHITTIER VENTURES LLC

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[ ]
                                                                          (b)[ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to        [ ]
     Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           WHITTIER VENTURES LLC
                                                    ("WHITTIER VENTURES") IS A
                                                    LIMITED LIABILITY COMPANY
                                                    ORGANIZED UNDER THE LAWS OF
                                                    THE STATE OF DELAWARE.

     Number of         (7)      Sole Voting Power                     30,564,654
     Shares Bene-
     ficially          (8)      Shared Voting Power                            0
     Owned by
     Each              (9)      Sole Dispositive Power                30,564,654
     Reporting
     Person With       (10)     Shared Dispositive Power                       0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    30,564,654

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]
      (See Instructions)

(13)  Percent of Class Represented by Amount in Row (11)                30.4%(1)

(14)  Type of Reporting Person (See Instructions)                             OO

----------

         (1) Based on 100,462,539 shares issued and outstanding as of September 10, 2003, as disclosed to Whittier Ventures by the Issuer.

CUSIP NO. 68162J109               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            MICHAEL J. CASEY

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[ ]
                                                                          (b)[ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to        [ ]
     Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization          MICHAEL J. CASEY IS A CITIZEN
                                                   OF THE UNITED STATES.

     Number of         (7)      Sole Voting Power                              0
     Shares Bene-
     ficially          (8)      Shared Voting Power                30,564,654(1)
     Owned by
     Each              (9)      Sole Dispositive Power                         0
     Reporting
     Person With       (10)     Shared Dispositive Power           30,564,654(1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     30,564,654

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]
     (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                 30.4%(2)

(14) Type of Reporting Person (See Instructions)                              IN

----------

         (1) Michael J. Casey shares voting and dispositive power of the 30,564,654 shares owned by Whittier Ventures by virtue of being a co-trustee of seventeen trusts that are the sole members of Whittier Ventures. See items 2 and 5

         (2) Based on 100,462,539 shares issued and outstanding as of September 10, 2003, as disclosed to Whittier Ventures by the Issuer.

CUSIP NO. 68162J109               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ARLO G. SORENSEN

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[ ]
                                                                          (b)[ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to        [ ]
     Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization          ARLO G. SORENSEN IS A CITIZEN
                                                   OF THE UNITED STATES.

     Number of         (7)      Sole Voting Power                              0
     Shares Bene-
     ficially          (8)      Shared Voting Power                30,564,654(1)
     Owned by
     Each              (9)      Sole Dispositive Power                         0
     Reporting
     Person With       (10)     Shared Dispositive Power           30,564,654(1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     30,564,654

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]
     (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                 30.4%(2)

(14) Type of Reporting Person (See Instructions)                              IN

----------

         (1) Arlo G. Sorensen shares voting and dispositive power of the 30,564,654 shares owned by Whittier Ventures by virtue of being a co-trustee of seventeen trusts that are the sole members of Whittier Ventures. See items 2 and 5

         (2) Based on 100,462,539 shares issued and outstanding as of September 10, 2003, as disclosed to Whittier Ventures by the Issuer.

CUSIP NO. 68162J109               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            THE WHITTIER TRUST COMPANY OF NEVADA, INC.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[ ]
                                                                          (b)[ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to        [ ]
     Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization          THE WHITTIER TRUST COMPANY OF
                                                   NEVADA, INC. ("WTC NEVADA")
                                                   IS A CORPORATION ORGANIZED
                                                   UNDER THE LAWS OF THE STATE
                                                   OF NEVADA.

     Number of         (7)      Sole Voting Power                   3,246,175(1)
     Shares Bene-
     ficially          (8)      Shared Voting Power                 5,717,998(2)
     Owned by
     Each              (9)      Sole Dispositive Power              3,246,175(1)
     Reporting
     Person With       (10)     Shared Dispositive Power            5,717,998(2)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person      8,964,173

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]
     (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                  8.9%(3)

(14) Type of Reporting Person (See Instructions)                              CO

----------

         (1) WTC Nevada has sole voting and dispositive power of 3,246,175 shares as a result of being the sole trustee of trusts which own such shares. See items 2 and 5.

         (2) WTC Nevada has shared voting and dispositive power of 5,717,998 shares as a result of being a co-trustee of trusts which own such shares. See items 2 and 5.

         (3) Based on 100,462,539 shares issued and outstanding as of September 10, 2003, as disclosed to Whittier Ventures by the Issuer.

CUSIP NO. 68162J109               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            WHITTIER TRUST COMPANY

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[ ]
                                                                          (b)[ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to        [ ]
     Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization          WHITTIER TRUST COMPANY
                                                   ("WTC") IS A CORPORATION
                                                   ORGANIZED UNDER THE LAWS OF
                                                   THE STATE OF CALIFORNIA.

     Number of         (7)      Sole Voting Power                  11,597,574(1)
     Shares Bene-
     ficially          (8)      Shared Voting Power                14,036,268(2)
     Owned by
     Each              (9)      Sole Dispositive Power             11,597,574(1)
     Reporting
     Person With       (10)     Shared Dispositive Power           14,036,268(2)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     25,633,842

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]
     (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                 25.5%(3)

(14) Type of Reporting Person (See Instructions)                              CO

----------

         (1) WTC has sole voting and dispositive power of 11,597,574 shares as a result of being the sole trustee of trusts which own such shares. See items 2 and 5.

         (2) WTC has shared voting and dispositive power of 14,036,268 shares as a result of being a co-trustee of trusts which own such shares. See items 2 and 5.

         (3) Based on 100,462,539 shares issued and outstanding as of September 10, 2003, as disclosed to Whittier Ventures by the Issuer.

CUSIP NO. 68162J109               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            WHITTIER HOLDINGS, INC.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[ ]
                                                                          (b)[ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to        [ ]
     Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization          WHITTIER HOLDINGS, INC.
                                                   ("WHITTIER HOLDINGS") IS A
                                                   CORPORATION ORGANIZED UNDER
                                                   THE STATE OF NEVADA.

     Number of         (7)      Sole Voting Power                              0
     Shares Bene-
     ficially          (8)      Shared Voting Power                34,598,015(1)
     Owned by
     Each              (9)      Sole Dispositive Power                         0
     Reporting
     Person With       (10)     Shared Dispositive Power           34,598,015(1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     34,598,015

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]
     (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                 34.4%(2)

(14) Type of Reporting Person (See Instructions)                              CO

----------

         (1) Whittier Holdings may be deemed to be the beneficial owner of shares beneficially owned by WTC and WTC Nevada as a result of being the sole shareholder of each of WTC and WTC Nevada. See items 2 and 5.

         (2) Based on 100,462,539 shares issued and outstanding as of September 10, 2003, as disclosed to Whittier Ventures by the Issuer.

CUSIP NO. 68162J109               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            LAURA-LEE W. WOODS

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[ ]
                                                                          (b)[ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to        [ ]
     Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization          LAURA-LEE W. WOODS IS A
                                                   CITIZEN OF THE UNITED STATES.

     Number of         (7)      Sole Voting Power                              0
     Shares Bene-
     ficially          (8)      Shared Voting Power                 8,412,526(1)
     Owned by
     Each              (9)      Sole Dispositive Power                         0
     Reporting
     Person With       (10)     Shared Dispositive Power            8,412,526(1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person      8,412,526

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]
     (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                  8.4%(2)

(14) Type of Reporting Person (See Instructions)                              IN

----------

         (1) Laura-Lee W. Woods shares voting and dispositive power of (i) 4,206,263 shares owned by Laura-Lee W. Woods 1992 Trust by virtue of being a co-trustee of such trust and (ii) 4,206,263 shares owned by Robert J. Woods, Jr. 1992 Trust by virtue of being the spouse of Robert J. Woods, Jr., the co-trustee of such trust. See items 2 and 5

         (2) Based on 100,462,539 shares issued and outstanding as of September 10, 2003, as disclosed to Whittier Ventures by the Issuer.

CUSIP NO. 68162J109               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ROBERT J. WOODS, JR.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[ ]
                                                                          (b)[ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to        [ ]
     Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization          ROBERT J. WOODS, JR. IS A
                                                   CITIZEN OF THE UNITED STATES.

     Number of         (7)      Sole Voting Power                              0
     Shares Bene-
     ficially          (8)      Shared Voting Power                 8,412,526(1)
     Owned by
     Each              (9)      Sole Dispositive Power                         0
     Reporting
     Person With       (10)     Shared Dispositive Power            8,412,526(1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person      8,412,526

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]
     (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                  8.4%(2)

(14) Type of Reporting Person (See Instructions)                              IN

----------

         (1) Robert J. Woods, Jr. shares voting and dispositive power of (i) 4,206,263 shares owned by Robert J. Woods, Jr. 1992 Trust by virtue of being a co-trustee of such trust and (ii) 4,206,263 shares owned by Laura-Lee W. Woods 1992 Trust by virtue of being the spouse of Laura-Lee W. Woods, the co-trustee of such trust. See items 2 and 5

         (2) Based on 100,462,539 shares issued and outstanding as of September 10, 2003, as disclosed to Whittier Ventures by the Issuer.

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, no par value per share (the "Common Stock") of Olympic Resources Ltd., a Wyoming corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3355 West Alabama, Houston, Texas 77098.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)-(c)

      Whittier Ventures LLC ("Whittier Ventures") is a Delaware limited liability company with its principal business and executive offices located at 1600 Huntington Drive, South Pasadena, California 91030. The principal business of Whittier Ventures is making and managing various investments. Current information concerning the managers and executive officers of Whittier Ventures is set forth on Schedule I hereto. Whittier Ventures is owned by seventeen separate trusts. Michael J. Casey and Arlo G. Sorensen are the sole co-trustees of trusts holding 66.7% of the membership interests of Whittier Ventures, and co-trustees with other persons of trusts holding the remaining 33.3% of the membership interests of Whittier Ventures.

      Michael J. Casey's principal occupation is President of Whittier Trust Company. Mr. Casey's business address and the principal business address of Whittier Trust Company is 1600 Huntington Drive, South Pasadena, California 91030.

      Arlo G. Sorensen's principal occupation is Chairman of Whittier Trust Company. Mr. Sorensen's business address and the principal business address of Whittier Trust Company is 1600 Huntington Drive, South Pasadena, California 91030.

      The Whittier Trust Company of Nevada, Inc. ("WTC Nevada") is a Nevada corporation with its principal business and executive offices located at 100 W. Liberty Street, Suite 890, Reno, Nevada 89501-1952. The principal business of WTC Nevada is that of a trust company. Current information concerning the directors and executive officers of WTC Nevada is set forth on Schedule I hereto. The controlling shareholder of WTC Nevada is Whittier Holdings, Inc. ("Whittier Holdings").

      Whittier Trust Company ("WTC") is a California corporation with its principal business and executive offices located at 1600 Huntington Drive, South Pasadena, California 91030. The principal business of WTC is that of a trust company. Current information concerning the directors and executive officers of WTC is set forth on Schedule I hereto. The controlling shareholder of WTC is Whittier Holdings.

      Whittier Holdings is a Nevada corporation with its principal business and executive offices located at 100 W. Liberty Street, Suite 890, Reno, Nevada 89501-1952. The principal business of Whittier Holdings is a holding company. Current information concerning the directors and executive officers of Whittier Holdings is set forth on Schedule I hereto.

      Laura-Lee W. Woods' principal occupation is managing her personal investments. Ms. Woods' business address is 1600 Huntington Drive, South Pasadena, California 91030.

      Robert J. Woods, Jr.'s principal occupation is managing his personal investments. Mr. Woods' business address is 1600 Huntington Drive, South Pasadena, California 91030.

      (d)-(f)

      See Schedule I

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The reporting persons were the beneficial owners of securities of Whittier Energy Corporation, a Nevada corporation ("Whittier Energy"). Pursuant to an Agreement and Plan of Merger dated July 8, 2003, between the Issuer, a subsidiary of the Issuer, and Whittier Energy, effective September 10, 2003, the subsidiary of the Issuer was merged with and into Whittier Energy (the "Merger"). In the Merger, each outstanding share of common stock of Whittier Energy was exchanged for 793.93142 shares of Common Stock and one share of Series A Convertible Preferred Stock of the Issuer (the "Preferred Stock") Thus, as a result of the Merger, all shares of the Issuer's Common Stock and Preferred Stock reported herein as being beneficially owned by each of the reporting persons were acquired in the Merger in exchange for common stock of Whittier Energy previously beneficially owned by such reporting person.

ITEM 4.     PURPOSE OF TRANSACTION.

       Whittier Ventures is currently holding the shares for investment purposes. Whittier Ventures has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of Preferred Stock and the percent of outstanding Common Stock owned by each of the reporting persons. All percentages are based on 100,462,539 shares of Common Stock issued and outstanding.

                                     COMMON STOCK                 PREFERRED STOCK                    TOTAL
                               -------------------------     -------------------------     -------------------------
          NAME                    SOLE          SHARED          SOLE          SHARED         NUMBER          %(1)
--------------------------     ----------     ----------     ----------     ----------     ----------     ----------
Whittier Ventures LLC          30,528,903             --         35,751             --     30,564,654           30.4%
Michael J. Casey                       --     30,528,903             --         35,751     30,564,654           30.4%
Arlo G. Sorensen                       --     30,528,903             --         35,751     30,564,654           30.4%
The Whittier Trust Company
  of Nevada, Inc.               3,242,378      5,711,310          3,797          6,688      8,964,173            8.9%
Whittier Trust Company         11,584,009     14,019,850         13,565         16,418     25,633,842           25.5%
Whittier Holdings, Inc.                --     34,557,547             --         40,468     34,598,015           34.4%
Laura-Lee W. Woods                     --      8,402,686             --          9,840      8,412,526            8.4%
Robert J. Woods, Jr.                   --      8,402,686             --          9,840      8,412,526            8.4%

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the Preferred Stock (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of shares of Preferred Stock (on an as converted basis) owned by such stockholder.

            Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of the reporting persons, no person listed in
Schedule I is the beneficial owner of any shares of Common Stock.

      (b) Whittier Ventures. Whittier Ventures has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 30,528,903 shares of Common Stock and 35,751 shares of Preferred Stock.

            Michael J. Casey. By virtue of being a co-trustee of seventeen trusts which are the sole shareholders of Whittier Ventures, Michael J. Casey shares the power to vote or to direct the vote and the power to dispose or direct the disposition of 30,528,903 shares of Common Stock and 35,751 shares of Preferred Stock owned by Whittier Ventures.

            Arlo G. Sorensen. By virtue of being a co-trustee of seventeen trusts which are the sole shareholders of Whittier Ventures, Arlo G. Sorensen shares the power to vote or to direct the vote and the power to dispose or direct the disposition of 30,528,903 shares of Common Stock and 35,751 shares of Preferred Stock owned by Whittier Ventures.

            WTC Nevada. By virtue of being the sole trustee of trusts that own securities of the Issuer, WTC Nevada has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,242,378 shares of Common Stock and 3,797 shares of Preferred Stock owned by such trusts. By virtue of being a co-trustee of trusts that own securities of the Issuer, WTC Nevada shares the power to vote or direct the vote and dispose or direct the disposition of 5,711,310 shares of Common Stock and 6,688 shares of Preferred stock owned by such trusts.

            WTC. By virtue of being the sole trustee of trusts that own securities of the Issuer, WTC has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 11,584,009 shares of Common Stock and 13,565 shares of Preferred Stock owned by such trusts. By virtue of being a co-trustee of trusts that own securities of the Issuer, WTC shares the power to vote or direct the vote and dispose or direct the disposition of 14,019,850 shares of Common Stock and 16,418 shares of Preferred stock owned by such trusts.

            Whittier Holdings. By virtue of being the controlling person of WTC Nevada and WTC, Whittier Holdings may be deemed the beneficial owner with the shared power to vote or to direct the vote and to dispose or direct the disposition of 34,557,547 shares of Common Stock and 40,468 shares of Preferred Stock beneficially owned by WTC Nevada and WTC.

            Laura-Lee W. Woods. By virtue of being the co-trustee of Laura-Lee
W. Woods 1992 Trust, Laura-Lee W. Woods shares the power to vote or direct the vote and dispose or direct the disposition of 4,201,343 shares of Common Stock and 4,920 shares of Preferred Stock owned by Laura-Lee W. Woods 1992 Trust. Laura-Lee W. Woods may also be deemed the beneficial owner with the shared power to vote or direct the vote and dispose or direct the disposition of 4,201,343 shares of Common Stock and 4,920 shares of Preferred Stock owned by Robert J. Woods, Jr. 1992 Trust by virtue of being the spouse of Robert J. Woods, Jr., the co-trustee of such trust.

            Robert J. Woods, Jr. By virtue of being the co-trustee of Robert J. Woods, Jr. 1992 Trust, Robert J. Woods, Jr. shares the power to vote or direct the vote and dispose or direct the disposition of 4,201,343 shares of Common Stock and 4,920 shares of Preferred Stock owned by Robert J. Woods, Jr. 1992 Trust. Robert J. Woods, Jr. may also be deemed the beneficial owner with the shared power to vote or direct the vote and dispose or direct the disposition of 4,201,343 shares of Common Stock and 4,920 shares of Preferred Stock owned by Laura-Lee W. Woods 1992 Trust by virtue of being the spouse of Laura-Lee W. Woods, the co-trustee of such trust.

            Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of the reporting persons, no person listed in
Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock or Preferred Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting persons, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

      (d) Except as otherwise described herein, and to the knowledge of the reporting persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purpose herein to state the date on which a party ceased to be owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as set forth in Items 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by the reporting persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement dated September 17, 2003 among Whittier Ventures LLC, Michael J. Casey, Arlo G. Sorensen, The Whittier Trust Company of Nevada, Inc., Whittier Trust Company, Whittier Holdings, Inc., Laura-Lee W. Woods, and Robert J. Woods, Jr.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2003                         Whittier Ventures LLC


                                                 By: /s/ David A. Dahl
                                                     ---------------------------
                                                      David A. Dahl, President


Date: September 17, 2003                         /s/ Michael J. Casey
                                                 -------------------------------
                                                 Michael J. Casey



Date: September 17, 2003                         /s/ Arlo G. Sorensen
                                                 -------------------------------
                                                 Arlo G. Sorensen


Date: September 17, 2003                         The Whittier Trust Company of
                                                 Nevada, Inc.


                                                 By: /s/ Steven A. Anderson
                                                     ---------------------------
                                                      Steven A. Anderson, Vice
                                                      President

Date: September 17, 2003                         Whittier Trust Company


                                                 By: /s/ Steven A. Anderson
                                                     ---------------------------
                                                      Steven A. Anderson, Vice
                                                      President


Date: September 17, 2003                         Whittier Holdings, Inc.


                                                 By: /s/ Steven A. Anderson
                                                     ---------------------------
                                                      Steven A. Anderson, Vice
                                                      President



Date: September 17, 2003                         /s/ Laura-Lee W. Woods
                                                 -------------------------------
                                                 Laura-Lee W. Woods



Date: September 17, 2003                         /s/ Robert J. Woods, Jr.
                                                 -------------------------------
                                                 Robert J. Woods, Jr.

SCHEDULE I

                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the managers and executive officers of Whittier Ventures, (ii) the directors and executive officers of The Whittier Trust Company of Nevada, Inc., (iii) the directors and executive officers of Whittier Trust Company, and (iv) the directors and executive officers of Whittier Holdings, Inc. are set forth below:

                                                                                       Name, Principal Business
                                                                                      Address of Organization in
         Name and               Capacity in Which             Principal               which Principal Occupation
     Business Address                Serves                   Occupation                     is Conducted
--------------------------      -----------------   -----------------------------     --------------------------
(i) Whittier Ventures LLC

Michael J. Casey                     Manager         President of Whittier Trust        Whittier Trust Company
1600 Huntington Drive                                  Company and The Whittier          1600 Huntington Drive
South Pasadena, CA 91030                            Trust Company of Nevada, Inc.      South Pasadena, CA 91030

Arlo G. Sorensen                     Manager          Chairman of Whittier Trust        Whittier Trust Company
1600 Huntington Drive                                          Company                   1600 Huntington Drive
South Pasadena, CA 91030                                                               South Pasadena, CA 91030

Harold M. Williams                   Manager         President Emeritus of the J.         J. Paul Getty Trust
1200 Getty Center Dr.                                      Paul Getty Trust              1200 Getty Center Dr.
Suite 1100                                                                                     Suite 1100
Los Angeles, CA 90049-1688                                                            Los Angeles, CA 90049-1688

Betty Leonard                        Manager              Retired Executive               225 N. Bristol Ave.
225 N. Bristol Ave.                                                                      Los Angeles, CA 90049
Los Angeles, CA 90049

David A. Dahl                       President         Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive                                       Trust Company                1600 Huntington Drive
South Pasadena, CA 91030                                                               South Pasadena, CA 91030

James A. Jeffs                    Vice President      Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive                                   Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.

Steven A. Anderson                Vice President      Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive             and Secretary         Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.

Robert D. Sellers                 Vice President      Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive             and Treasurer         Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.

                                                                                       Name, Principal Business
                                                                                      Address of Organization in
         Name and               Capacity in Which             Principal               which Principal Occupation
     Business Address                Serves                   Occupation                     is Conducted
--------------------------      -----------------   -----------------------------     --------------------------
(ii) The Whittier Trust Company of Nevada, Inc.

Pamela D. Barker                Director and Vice     Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive               President           Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.

David R. Belding                     Director         Senior Vice President and        Circus Circus Development
3950 Las Vegas Blvd. South                            General Counsel of Circus             Mandalay Resort
Las Vegas, NV 89119                                  Circus Development Mandalay      3950 Las Vegas Blvd. South
                                                                Resort                    Las Vegas, NV 89119

Jeff K. Bills                        Director       President and Chief Executive      St. Mary's Health Network
235 W. 6th St., 3rd Floor                            Officer of St. Mary's Health      235 W. 6th St., 3rd Floor
Reno, NV 89503                                                 Network                      Reno, NV 89503

Michael J. Casey                   Director and      President of Whittier Trust        Whittier Trust Company
1600 Huntington Drive               President          Company and The Whittier          1600 Huntington Drive
South Pasadena, CA 91030                            Trust Company of Nevada, Inc.      South Pasadena, CA 91030

William A. Prezant                   Director        Partner in Prezant & Mollath         Prezant and Mollath
6560 S.W. McCarran Blvd.,                                                              6560 S.W. McCarran Blvd.,
Ste. A                                                                                          Ste. A
Reno, NV 89509                                                                              Reno, NV 89509

Arlo G. Sorensen                     Director         Chairman of Whittier Trust        Whittier Trust Company
1600 Huntington Drive                                          Company                   1600 Huntington Drive
South Pasadena, CA 91030                                                               South Pasadena, CA 91030

William E. Ramsey               Director and Vice       Vice President of The        The Whittier Trust Company of
100 W. Liberty Street               President         Whittier Trust Company of              Nevada, Inc.
Suite 890                                                    Nevada, Inc.                100 W. Liberty Street
Reno, NV 89501-1952                                                                            Suite 890
                                                                                          Reno, NV 89501-1952

Robert D. Sellers                 Vice President      Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive               and Chief           Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030        Financial Officer     Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.

Harold J. Depoali                 Vice President        Vice President of The        The Whittier Trust Company of
100 W. Liberty Street                                 Whittier Trust Company of              Nevada, Inc.
Suite 890                                                    Nevada, Inc.                100 W. Liberty Street
Reno, NV 89501-1952                                                                            Suite 890
                                                                                          Reno, NV 89501-1952

Robert L. Levy                    Vice President        Vice President of The        The Whittier Trust Company of
100 W. Liberty Street                                 Whittier Trust Company of              Nevada, Inc.
Suite 890                                                    Nevada, Inc.                100 W. Liberty Street
Reno, NV 89501-1952                                                                            Suite 890
                                                                                          Reno, NV 89501-1952

James A. Jeffs                    Vice President      Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive                                   Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.

Michael G. Vranizan               Vice President        Vice President of The        The Whittier Trust Company of
1420 Fifth Avenue #1750                               Whittier Trust Company of              Nevada, Inc.
Seattle, WA 98101                                            Nevada, Inc.               1420 Fifth Avenue #1750
                                                                                           Seattle, WA 98101

Deborah L. Wetzel                 Vice President        Vice President of The        The Whittier Trust Company of
100 W. Liberty Street                                 Whittier Trust Company of              Nevada, Inc.
Suite 890                                                    Nevada, Inc.                100 W. Liberty Street
Reno, NV 89501-1952                                                                            Suite 890
                                                                                          Reno, NV 89501-1952

Steven A. Anderson                Vice President      Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive             and Secretary         Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.


                                                                                       Name, Principal Business
                                                                                      Address of Organization in
         Name and               Capacity in Which             Principal               which Principal Occupation
     Business Address                Serves                   Occupation                     is Conducted
--------------------------      -----------------   -----------------------------     --------------------------
(iii) Whittier Trust Company

Steven A. Anderson                 Director and       Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive               Secretary           Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.

Pamela D. Barker                Director and Vice     Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive               President           Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.

Michael J. Casey                   Director and      President of Whittier Trust        Whittier Trust Company
1600 Huntington Drive               President          Company and The Whittier          1600 Huntington Drive
South Pasadena, CA 91030                            Trust Company of Nevada, Inc.      South Pasadena, CA 91030

William G. Keller                    Director         Founder and Chairman of a              894 Wick Lane
894 Wick Lane                                            construction company             Glendora, CA 91741
Glendora, CA 91741

Arlo G. Sorensen                     Director         Chairman of Whittier Trust        Whittier Trust Company
1600 Huntington Drive                                          Company                   1600 Huntington Drive
South Pasadena, CA 91030                                                               South Pasadena, CA 91030

Harold M. Williams                   Director        President Emeritus of the J.         J. Paul Getty Trust
1200 Getty Center Dr.                                      Paul Getty Trust              1200 Getty Center Dr.
Suite 1100                                                                                     Suite 1100
Los Angeles, CA 90049-1688                                                            Los Angeles, CA 90049-1688

Robert D. Sellers                 Vice President      Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive             and Treasurer         Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.

James A. Jeffs                    Vice President      Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive                                   Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.


                                                                                       Name, Principal Business
                                                                                      Address of Organization in
         Name and               Capacity in Which             Principal               which Principal Occupation
     Business Address                Serves                   Occupation                     is Conducted
--------------------------      -----------------   -----------------------------     --------------------------
(iv) Whittier Holdings, Inc.

Jeff K. Bills                        Director       President and Chief Executive      St. Mary's Health Network
235 W. 6th St., 3rd Floor                            Officer of St. Mary's Health      235 W. 6th St., 3rd Floor
Reno, NV 89503                                                 Network                      Reno, NV 89503

Pamela D. Barker                  Vice President      Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive                                   Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.

Michael J. Casey                   Director and      President of Whittier Trust        Whittier Trust Company
1600 Huntington Drive               President          Company and The Whittier          1600 Huntington Drive
South Pasadena, CA 91030                            Trust Company of Nevada, Inc.      South Pasadena, CA 91030

Betty Leonard                        Director             Retired Executive               225 N. Bristol Ave.
225 N. Bristol Ave.                                                                      Los Angeles, CA 90049
Los Angeles, CA 90049

Caroline W. Nahas                    Director       Managing Director of Southern      Korn/Ferry International
1800 Century Park East,                               California for Korn/Ferry      1800 Century Park East, Suite
Suite 900                                                   International                         900
Los Angeles, CA 90067                                                                    Los Angeles, CA 90067

Harold M. Williams                   Director        President Emeritus of the J.         J. Paul Getty Trust
1200 Getty Center Dr.                                      Paul Getty Trust              1200 Getty Center Dr.
Suite 1100                                                                                     Suite 1100
Los Angeles, CA 90049-1688                                                            Los Angeles, CA 90049-1688

Arlo G. Sorensen                     Director         Chairman of Whittier Trust        Whittier Trust Company
1600 Huntington Drive                                          Company                   1600 Huntington Drive
South Pasadena, CA 91030                                                               South Pasadena, CA 91030

James A. Jeffs                    Vice President      Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive                                   Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.

Robert D. Sellers                 Vice President      Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive               and Chief           Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030        Financial Officer     Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.

Steven A. Anderson                Vice President      Vice President of Whittier        Whittier Trust Company
1600 Huntington Drive             and Secretary         Trust Company and The            1600 Huntington Drive
South Pasadena, CA 91030                              Whittier Trust Company of        South Pasadena, CA 91030
                                                             Nevada, Inc.


(d) Neither Whittier Ventures, Michael J. Casey, Arlo G. Sorensen, WTC Nevada, WTC, Whittier Holdings, Laura-Lee W. Woods, Robert J. Woods, Jr., nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Whittier Ventures, Michael J. Casey, Arlo G. Sorensen, WTC Nevada, WTC, Whittier Holdings, Laura-Lee W. Woods, Robert J. Woods, Jr., nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of each reporting person, each of the individuals identified in this Schedule I is a citizen of the United States of America.

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
   1              Joint Filing Agreement dated September 17, 2003 among Whittier
                  Ventures LLC, Michael J. Casey, Arlo G. Sorensen, The Whittier
                  Trust Company of Nevada, Inc., Whittier Trust Company,
                  Whittier Holdings, Inc., Laura-Lee W. Woods, and Robert J.
                  Woods, Jr.